November 14, 2011

Via EDGAR and HAND DELIVERY

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re: Zalicus Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 10, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 4, 2011

File No. 000-51171

Dear Mr. Rosenberg,

This letter is submitted by Zalicus Inc. (the "Company") in response to the comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided verbally to me on November 10, 2011 in response to the Company's letter to the Staff dated October 13, 2011 (the "October Response"), in response to the Staff's letter to the Company, dated October 7, 2011 (the "October Comment Letter"). The October Comment Letter was in response to the Company's response on September 7, 2011 to a comment letter from the Commission dated August 25, 2011 seeking proposed milestone consideration disclosures as required by ASC 605-28-50-2 to be included in future periodic reports of the Company.

In its quarterly report on Form 10-Q filed with the Commission on November 4, 2011, the Company included the enhanced disclosures described in the October Response. As requested by the Staff on November 10, 2011, the Company plans to include the further revised disclosures below in its Annual Report on Form 10-K, for the fiscal year ended December 31, 2011 and future periodic reports, as appropriate. The disclosures provided in the Company's most recent 10-Q are provided below, with the additional proposed disclosures underlined for ease of reference.

Revised Proposed Disclosures:

The Company proposes to include the following in its revenue recognition disclosure within Note 2 Significant Accounting Policies as well as in its critical accounting policies in Management's Discussions and Analysis: The underlined text indicates the proposed additional disclosure. The proposed disclosures are prepared as of September 30, 2011, the end of the Company's third fiscal quarter, but will be revised in future periodic reports to reflect information from the relevant reporting period.

"Effective, January 1, 2011, the Company adopted new accounting guidance which codified a method of revenue recognition that has been common practice. Under this method, contingent consideration from research and development activities that is earned upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. At the inception of each arrangement that includes milestone payments, the Company evaluates whether each milestone is substantive. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity's performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity's performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

The Company has concluded that all of the clinical development milestones pursuant to its research and development arrangements are substantive. Clinical development milestones are typically payable when a product candidate advances into a defined phase of clinical research or completes such phase. For example, a milestone may be due upon the initiation of a Phase 3 clinical trial for a particular product candidate, the last phase of clinical development, which if the product candidate is proven to be safe and effective, may lead to its marketing approval by the FDA or other global regulatory authorities. The Company has concluded that all of the regulatory milestones pursuant to its research and development arrangements are substantive. Regulatory milestones are typically payable when a product candidate is either submitted for marketing approval or ultimately approved for marketing by the FDA or other global regulatory authorities after it is deemed to be safe and efficacious to treat a defined disease or condition. For example, a milestone may be due upon the Company's receipt of marketing approval in the United States. Revenues from clinical development and regulatory milestones, if they are nonrefundable and deemed substantive, are recognized upon successful accomplishment of the milestones. Milestones that are not considered substantive are accounted for as license payments and are evaluated as such in accordance with the Company's accounting policy for multiple element arrangements.

Commercial milestones are typically payable when an approved pharmaceutical product reaches certain defined levels of net sales by the licensee, for example, when a product first reaches global sales of a specified amount, or when a product first achieves annual sales of a specified amount. Commercial milestones are accounted for similarly to royalties and are recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.

The Company also proposes to incorporate the following in its Research and Development Agreement disclosures included in its Form 10-K.

Novartis Institutes of BioMedical Research, Inc.

In May 2009, the Company entered into a research collaboration and license agreement with Novartis Institutes of BioMedical Research, Inc., or Novartis, focused on the discovery of novel anti-cancer combinations. Through the collaboration, the Company is using its proprietary cHTS platform to screen a unique library of molecules, including Novartis compounds, in multiple cell lines representing a broad spectrum of cancers to potentially discover novel single agent and combination therapies to treat various cancers.

Under the terms of the collaboration agreement, the Company received an initial payment of $4.0 million and will receive annual research support payments of up to $3.0 million, plus certain expenses. In addition, the collaboration agreement may provide the Company with up to $58.0 million for each combination product candidate advanced by Novartis upon achievement of certain clinical, regulatory and commercial milestones as follows:
    Up to $5.0 million in clinical development milestones.
    Up to $23.0 million in regulatory milestones.
    Up to $30.0 million in commercial milestones.

The Company did not recognize any milestone payments under this arrangement in the nine months ended September 30, 2011 or 2010.

Fovea Pharmaceuticals SA, a subsidiary of Sanofi

On January 30, 2006, the Company entered into a research and license agreement with Fovea Pharmaceuticals SA, or Fovea. Under the terms of the agreement, Fovea agreed to conduct, at its own expense, preclinical and clinical development of combination drug candidates it selected from the Company's portfolio of product candidates for certain ophthalmic indications, including creating ophthalmic formulations for these selected drug candidates. Fovea was acquired by Sanofi in October 2009 and is now a subsidiary of Sanofi.

On July 22, 2009, the Company and Fovea amended and restated the research and license agreement. Under the amended and restated agreement, the Company granted Fovea an exclusive worldwide license to certain drug combinations to treat allergic and inflammatory diseases of the front of the eye. Fovea has advanced one such combination, Prednisporin (FOV1101), through Phase 2b clinical development for allergic conjunctivitis.

The Company has received payments totaling $1.5 million related to Prednisporin (FOV1101) and is eligible to receive up to an additional $39.0 million from Fovea upon achievement of certain clinical and regulatory milestones for Prednisporin (FOV1101) and each other product candidate subject to the research and license agreement as follows:
    Up to $3.0 million in clinical development milestones.
    Up to $21.0 million in regulatory milestones.
    A $15.0 million milestone for the FDA approval of a product candidate to treat keratoconjunctivitis sicca, commonly known as dry eye syndrome.

The most advanced product candidate subject to the Fovea Agreement, Prednisporin (FOV1101), is not currently being developed, or planned to be developed, to treat dry eye syndrome, nor are there any other product candidates subject to the Fovea Agreement that are currently being developed for dry eye syndrome. As a result, the Company believes that there is a remote likelihood that this milestone will be achieved. The Company did not recognize any milestone payments under this arrangement in the nine months ended September 30, 2011 and recognized $0.5 million in milestone payments in the nine months ended September 30, 2010.

Amgen Inc.

In December 2009, the Company entered into a research collaboration agreement with Amgen Inc., or Amgen, focused on identifying synergistic combinations for two oncology targets of interest to Amgen. Under the agreement, the Company received a $750,000 payment in January 2010 to fund the initial research plan, and Amgen also agreed to reimburse the Company for laboratory supplies consumed. The initial research plan ended in September 2010, and Amgen elected for the Company to do follow-up research at an annual rate of $300,000 per full-time employee equivalent, plus the reimbursement of laboratory supplies. Amgen will also pay the Company a $1.0 million milestone payment for each Investigational New Drug application filing by Amgen for a product candidate with new intellectual property generated by the collaboration. The Company did not recognize any milestone payments under this arrangement in the nine months ended September 30, 2011 and 2010. The agreement also provides Amgen with a non-exclusive license to use the Company's Chalice analyzer software in connection with the research collaboration. Through September 30, 2011, the Company has received $1.3 million in funding and expense reimbursement under this agreement.

* * *

As requested in the October Comment Letter, the Company acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions regarding the Company's response to the Staff's comments please contact the undersigned at (617) 301-7220.

Very truly yours,

ZALICUS INC.

/s/ Justin A. Renz

Justin A. Renz

Senior Vice President, Chief Financial Officer

cc: Mark Corrigan, President and Chief Executive Officer

Jason Cole, Senior Vice President, General Counsel

Pamela Kelleher, Ernst & Young LLP